

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

19 May 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549





Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18th and 19th of May 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050519

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

18 May 2005

12. Total holding following this notification

946,947,349 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

8.07% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 946,947,349 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 946,947,349 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Greg McMahon – 0161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon – Group Company Secretary



Date of notification

19 May 2005

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

received 19th May / no fax before this date

17 May 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 13 May 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 946,947,349 shares, being approximately 8.07% of the issued share capital of the Company.

8.07%

We have transferred from time to time 946,947,349 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 946,947,349 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



David Edwards
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange

13 May 2005

The Company Secretary
MyTravel Group Plc – A Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir,

MYTRAVEL GROUP PLC – A ORDINARY SHARES
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC has increased its material interests in MyTravel Group Plc (the "Company") from 8.66% to 9.19%. This is a result of its subsidiary, J.P. Morgan Securities Ltd., increasing its interests in the Company. Details are as follows:

Number of shares held by J.P. Morgan Securities Ltd.: 1,078,088,663 (9.19%)

Should you require any further information please do not hesitate to contact us.

Yours faithfully,



Shoaib Shaikh
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 0423 • Fax: +44 (0)20 7325 4179 shoaib.shaikh@jpmorgan.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

17 May 2005

12. Total holding following this notification

1,078,088,663 A ordinary shares

13. Total percentage holding of issued class following this notification

9.19% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - +44 161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of notification

18 May 2005